UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number: 001-36535

GLOBANT S.A.

(Translation of registrant’s name into English)

  37A Avenue J.F. Kennedy

L-1855, Luxembourg

Tel: + 352 20 30 15 96

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F
or Form 40-F:	☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):	____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):	____

GLOBANT S.A.

FORM 6-K

Globant S.A. (the “Company”) announces that its Annual General Meeting of Shareholders and an Extraordinary General Meeting of Shareholders (collectively, the “General Meetings”) are to be held on May 31, 2019. The General Meetings will be held at the registered office of the Company at 37A Avenue J.F. Kennedy, L-1855, Luxembourg. The record date for the determination of shareholders entitled to vote at the General Meetings is May 17, 2019. The convening notice and the agenda for the General Meetings and the form of proxy for use in connection with the General Meetings are attached as Exhibit 99.1 hereto.

The information contained in this report on Form 6-K, including the documents attached as Exhibit 99.1 to this report on Form 6-K, are hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-225731) and on Form S-8 (File Nos. 333-201602 and 333-211835), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.1	Convening notice and agenda, dated April 26, 2019, and form of proxy for the Annual General Meeting and Extraordinary General Meeting of Shareholders to be held on May 31, 2019.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

	By:	/s/ SOL MARIEL NOELLO
Name: Sol Mariel Noello
Title: General Counsel

Date: April 30, 2019